Exhibit 12.1

	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
	(unaudited)	(In thousands except for ratios)
Ratio of Earnings to Fixed Charges
Including Interest on Deposits (1)	2.59	2.42	2.65	3.31	3.69	4.15
Excluding Interest on Deposits (2)	7.80	5.38	4.48	5.63	6.23	11.16
a Net Income	25,009	26,151	23,073	17,982	15,039	15,236
b Incomes Taxes	2,174	1,911	2,500	3,258	3,164	3,507
c Minority Interest	—	—	—	—	—	—
d Interest Expense on Deposits	13,172	13,394	8,271	4,675	3,349	4,135
e Interest Expense on Borrowings*	3,542	5,986	6,979	4,242	3,168	1,600
f Dividends on Preferred Shares	—	—	—	—	—	—
g Rent Expense	396	343	283	283	260	222

*	Interest expense on borrowings reflects amortization

(1)	(a+b+c+d+e+f+g)/(d+e+f+g)

(2)	(a+b+c+e+f)/(e+f+g)